August 16, 2018

Mark Oliver
Chief Executive Officer, Treasurer, Chairman of the Board
Midwest Holding Inc.
2900 S. 70th, Suite 400
Lincoln, NE 68506

       Re: Midwest Holding Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed April 16, 2018
           File No. 000-10685

Dear Mr. Oliver:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Consolidated Financial Statements, page F-2

1. Please tell us when you plan to amend your filing to include audited financial statements pursuant to Article 3 of Regulation S-X. In addition, please explain how you were able to conclude that your disclosure controls and procedures and your internal controls over financial reporting were effective at December 31, 2017, March 31, 2018 and June 30,
      2018 in light of your inability to obtain and assimilate all information required to complete the required independent audit and financial statements for the fiscal year ended
      December 31, 2017.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mark Oliver
Midwest Holding Inc.
August 16, 2018
Page 2

       You may contact Mary Mast at (202) 551-3613 or Angela Connell at (202) 551-3426
with any questions.



FirstName LastNameMark Oliver                          Sincerely,
Comapany NameMidwest Holding Inc.
                                                       Division of Corporation
Finance
August 16, 2018 Page 2                                 Office of Healthcare &
Insurance
FirstName LastName